UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission file number: 0-30324

RADWARE LTD.
(Name of registrant)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K is hereby incorporated by reference into Registration Statements on Form S-8 (Commission File Numbers 333-12156, 333-13818, 333-105213, 333-114668, 333-135218, 333-161796, 333-166673, 333-166674 and 333-193124).

CONTENTS

As previously disclosed, on November 30, 2015, Radware Ltd. (the "Company" or "Radware") filed a motion with the Israeli District Court in Tel Aviv (the “Court”) to approve a potential share repurchase program of up to $50 million pursuant to Section 303 of the Israeli Companies Law (the "Motion"), which repurchase program was subject to the satisfaction of certain additional conditions, including the approval of the Board of Directors of the Company regarding the scope and terms of such repurchase program, if any. See the Company's Current Report on Form 6-K filed with the Securities and Exchange Commission on December 1, 2015.

The Motion was approved by the Court on January 11, 2016 and, on February 3, 2016, following approval of the Board of Directors of the Company, the Company announced a new $40 million share repurchase plan. A copy of the press release is attached to this Form 6-K as Exhibit 99.2.

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	Press Release: Radware Announces Fourth Quarter 2015 Earnings, dated February 3, 2016
99.2	Press Release: Radware Announces a New $40 Million Share Repurchase Plan, dated February 3, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: February 3, 2016	By:	/s/ Doron Abramovitch
Doron Abramovitch
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

99.1	Radware Announces Fourth Quarter 2015 Earnings, dated February 3, 2016
99.2	Radware Announces a New $40 Million Share Repurchase Plan, dated February 3, 2016